

December 2, 2014

<u>Via E-mail</u>
Mr. Mark W. Marinko
Sr. Vice President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Rd.
Oakbrook, IL 60523

   Re: **Great Lakes Dredge & Dock Corporation**
       Form 10-K for the year ended December 31, 2013
       Filed March 11, 2014
       Form 10-Q for the quarter ended September 30, 2014
       Filed November 6, 2014
       File No. 1-33225

Dear Mr. Marinko:

   We have reviewed your response to our comment letter dated November 5, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please refile your correspondence under the appropriate CIK code in EDGAR and ensure that all future correspondences are filed appropriately.

Form 10-K for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

11. Retirement Plans, page 88

2. We have read your response to prior comment two of our letter dated November 5, 2014. Please further explain to us the benchmarks, metrics, and or other measures you used to

determine that there were no individually "significant" plans which would require additional tabular disclosure under ASC 715-80-50 as of December 31, 2013. It is unclear to us what factors you considered when measuring materiality for purposes of making this decision.

Form 10-Q for the Period Ended September 30, 2014

Condensed Consolidated Financial Statements

9. Investments, page 15

3.   We note that you recognized a loss of $9 million during the nine months ended September 30, 2014 related to your equity investment in the TerraSea joint venture. Your disclosures on page 15 indicate that TerraSea generated a net loss of $16 million during the nine months ended September 30, 2014 and that you have begun discussions with your joint venture partner regarding the winddown of operations and liquidation of investments. Please address the following:

- Show us how you will revise your future MD&A disclosures to more fully explain the business reasons why this joint venture experienced such significant losses during the periods presented;

- Show us how you will revise your future MD&A disclosures to describe any future plans for this joint venture that could have a material impact on your financial statements; and

- In light of the significant losses incurred by the joint venture during the nine months ended September 30, 2014 and your winddown discussions with the joint venture partner, please tell us how you considered if your investment in the joint venture was other than temporarily impaired as of September 30, 2014. Please refer to ASC 323-10-35-31 through 35-32A.

You may contact Mindy Hooker at (202) 551-3732 or Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief